EXHIBIT 12.1

[MOUNTAIN BANK HOLDING COMPANY LOGO]
October  , 2000

Dear Shareholders,

    The Board of Directors of Mountain Bank Holding Company has authorized a stock offering of 75,000 shares of common stock at $11.00 per share. This is the seventh offering since Mt. Rainier National Bank opened in July of 1990. The new capital from this offering will be used to support the growth of the Company, including financing the acquisition of a computer mainframe and to pay for land purchased in the Maple Valley, Washington, area in anticipation of establishing a new branch facility there.

    As with our last offering, existing shareholders will have first priority to subscribe for shares. Please review the enclosed prospectus for a full explanation of the offering.

    During Phase 1 of this offering (October 1 through October 31, 2000), existing shareholders may purchase up to one share for each twenty-five (25) shares now held. In addition, existing shareholders are given the opportunity during Phase 1 to indicate their interest in purchasing more than their allocated shares (up to a total of 2,500 shares).

    If shares are still available after October 31, 2000, they will be offered to existing and new shareholders on a first come, first served basis from November 1 through November 30, 2000, unless the offering is terminated earlier or extended.

    On behalf of the directors, management and staff, we would like to thank you for the support you have shown the Bank in the past. If you have any questions regarding this offering, please contact Roy Brooks or Steve Moergeli at the Bank.

                      Sincerely,

Roy T. Brooks	Steve W. Moergeli
Chief Executive Officer	President
Mountain Bank Holding Company	Mt. Rainier National Bank